SMSA Gainesville Acquisition Corp.
174 FM 1830
Argyle, TX 76226
(972) 233-0300 (phone)
(940) 455-7337 (fax)

December 22, 2009

United States Securities and Exchange Commission

H. Christopher Owings
Assistant Director

100 F Street, N.W.
Washington, DC 20549

Re:     SMSA Gainesville Acquisition Corp.

          Amendment No. 1 to Registration Statement on Form 10
          Filed December 8, 2009
          File No. 0-53803

Dear Mr. Owings:

     This letter is in response to the comments in the Staff’s letter (the “Comment Letter”) dated December 18, 2009 regarding the above filing of SMSA Gainesville Acquisition Corp. Amendment No. 1 to Registration Statements on Form 10. The following responses to the Staff’s Comment Letter are made on behalf of SMSA Gainesville Acquisition Corp. (the “Company” or SMSA Gainesville”). We have filed Amendment No. 2 to Registration Statement on Form 10 on December 22, 2009 (Amended Form 10) which reflects the revisions to the disclosure in the Amended Form 10 and revisions to the Company’s financial statements in response to the Comment Letter. We also updated the disclosure in the Amended Form 10 to a current date as necessary. We have restated each Staff comment (in bold) and then provided our response to the Comment. The Company supplementally advises the Staff as follows:

Plan of Reorganization, page 4

1.

We note your response to comment four of our November 4, 2009 letter. Please include in your disclosure the information in the first two sentences of that response indicating that you are unable to specifically determine how the $115,000 was utilized but that it was generally used by the Trustee to pay administrative expenses, including attorney and other fees that were incurred during the structuring and implantation of the Plan.

Response: We have added the requested disclosure in the first paragraph on page 5 of the Amended Form 10.

2.

We note your response to comment 15 of our November 4, 2009 letter and your related revisions. Please expand your discussion on pages 5 and 11 to clearly describe the consequences to your stockholders if the Plan Shares are cancelled and voided.

Response: We have added the requested disclosure in the sixth paragraph on page 5 and in the seventh paragraph on page 11 of the Amended Form 10.

Investigation and Selection of Business Opportunities, page 7

3.

We note your response to comment 16 of our November 4, 2009 letter and your related revisions. In the last paragraph on page 9, you state that Timothy P. Halter, HFG and HFI are affiliated with other shell companies that have similar business activities to you. As a result, you state that Mr. Halter, HFG or HFI may become aware of business activities that may be appropriate for presentation to you, which may cause conflicts of interest in determining to which entity a particular business opportunity should be presented. In these situations, please discuss how Mr. Halter, HFG and HFI will resolve these conflicts and to what extent they will consider your interests in resolving any conflicts.

Response: We have added the requested disclosure in the seventh paragraph on page 9 of the Amended Form 10.

Contents – Financial Statements, page F-1

4.	Please amend your filing to include your interim September 30, 2009 financial statements. See Rule 8-08 of Regulation S-X.

Response: Our financial statements in the Amended Form 10 include the nine months period ended September 30, 2009, which have been audited.

If you have any questions or further comments, please contact our counsel, Richard Goodner, at telephone number 214-587-0653 or fax 817-488-2453.

Very Truly Yours,

/s/ Timothy P. Halter

Timothy P. Halter
President, Chief Executive Officer
And Chief Financial Officer